The Diversified Investors Funds Group
The Diversified Investors Funds Group II
570 Carillon Parkway
St. Petersburg, Florida 33716
April 29, 2008
VIA EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	The Diversified Investors Funds Group (“DIFG”); Registration Statement on Form N-1A
(File Nos. 33-61810 and 811-07674)

The Diversified Investors Funds Group II (“DIFG II,” and together with DIFG, the
“Registrants”); Registration Statement on Form N-1A
(File Nos. 333-00295 and 811-07495)
Ladies and Gentlemen:
     This letter is to provide the Registrants’ responses to comments received from Mr. James O’Connor of the Staff of the Securities and Exchange Commission (the “Commission”) regarding the Staff’s comments on Post-Effective Amendment No. 35 to DIFG’s Registration Statement on Form N-1A and Post-Effective Amendment No. 26 to DIFG II’s Registration Statement on Form N-1A, each filed on February 28, 2008. Each of the Registration Statements relates to several series of the Registrants (the “Funds”).
     Changes made in response to the Staff’s comments have been reflected, as applicable, in Post-Effective Amendment No. 36 to DIFG’s Registration Statement on Form N-1A and Post-Effective Amendment No. 27 to DIFG II’s Registration Statement on Form N-1A, each filed with the Commission pursuant to Rule 485(b) under the Securities Act of 1933, as amended, on the date hereof.
     The Staff’s comments and the Registrant’s responses thereto are set forth below.
1. Comment:	Mr. O’Connor noted statements that the Funds invest in derivatives primarily for hedging purposes, and asked whether there are limits on the Funds’ ability to use derivatives for speculation.

Response:	The Fund’s prospectuses provide that derivatives may be used for a number of purposes. As the Staff has observed, the prospectuses state that the Funds generally use derivatives as a hedging technique. Though there are no set limitations of the ability of the Funds to use of derivative for other purposes, such uses are not a primary strategy of the Funds.

2. Comment:	Mr. O’Connor requested that references to “lower-rated securities” be clarified to specify that these are below-investment-grade securities.

Response:	In response to the Staff’s comment, the Registrants have revised the prospectuses, where applicable, to clarify that lower-rated securities refer to below investment-grade securities.

3. Comment:	Mr. O’Connor noted that the prospectus disclosures relating to the Core Bond and Total Return Bond Funds describe these funds as investing primarily in investment-grade securities. Mr. O’Connor asked if these funds are subject to a limit on investment in lower-rated securities.

Response:	In response to the Staff’s comment, additional specificity has been added to the prospectuses, where applicable, to provide that the above-referenced Funds generally invest at least 65% of their respective assets in investment-grade securities.

4. Comment:	Mr. O’Connor requested that the disclosure about active trading be revised to specifically reference the effect of taxation of short-term capital gains for a taxable account.

Response:	In response to the Staff’s comment, the discussion of active trading has been revised as requested.

5. Comment:	Mr. O’Connor requested that the disclosure regarding the International Equity Funds be revised to specify the percentage of assets invested in foreign securities, and inquired as to how the Funds define foreign securities.

Response:	In response to the Staff’s comment, additional specificity has been added to the prospectuses, to clarify that the above-referenced Funds generally invest at least 65% of their assets in foreign securities. The Registrants also note that, with respect to each such Fund, the prospectus defines foreign securities as “securities of issuers that, in the opinion of the Fund’s advisers, have their principal activities outside the United States or whose securities are traded primarily outside the United States.”
In addition to responding to the Staff’s comments, the Registrants have attached a “Tandy” representation letter as Exhibit A hereto.
     Please feel free to call the undersigned at (914) 697-3525 with any questions you may have.

Sincerely,
/s/ Elizabeth L. Belanger
Elizabeth L. Belanger